UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

February 5, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that United Technologies Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on February 5, 2015.

Respectfully submitted,

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Charles F. Hildebrand
Charles F. Hildebrand Associate General Counsel and Assistant Secretary